
July 21, 2023

Zach Davis
Chief Financial Officer
Sabine Pass Liquefaction, LLC
700 Milam Street, Suite 1900
Houston, Texas 77002

      Re: Sabine Pass Liquefaction, LLC
          Registration Statement on Form S-4
          Filed July 13, 2023
          File No. 333-273238

Dear Zach Davis:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael Purcell at 202-551-5351 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Energy & Transportation

cc: George Vlahakos